Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Infosys Technologies Limited

We consent to the incorporation by reference in the registration statement (No. 333-32196) on Form S-8 of Infosys Technologies Limited of our report dated April 14, 2005 except for Note 2.23, as to which the date is April 22, 2005, with respect to the consolidated balance sheets of Infosys Technologies Limited and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005 and the related financial statement schedule II, which report appears in the March 31, 2005 annual report on Form 20-F of Infosys Technologies Limited.

KPMG

Bangalore, India

April 25, 2005